Ecopetrol makes second call to holders of its domestic public debt for an ordinary meeting of bondholders

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, as reported yesterday, May 20, 2024, the quorum required to hold the ordinary meeting of holders of Ecopetrol’s bonds issued in 2010 and 2013 were not met. Such meetings had previously been called by Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A., as representatives of holders of the 2010 and 2013 bonds, respectively (the “Representatives”).

For the above reason, the Representatives have made a second call to the aforementioned bondholder assemblies, to submit for their consideration the statutory reform approved by the Ordinary General Assembly of Ecopetrol Shareholders, on March 22, subject to the provisions of article 6.4.1.1.22 of Decree 2555 of 2010, in the following terms:

For the 2013 issue, Itaú Fiduciaria Colombia S.A. called bondholders to a meeting on May 29, 2024 at 08:00 a.m., to be attended either in person at Bogotá D.C., Carrera 13 No. 36-24 floor 2, in accordance with the provisions of article 19 of Law 222 of 1995 and Decree 398 of 2020, or virtually, through videoconference via the virtual tool of the Centralized Deposit of Securities of Colombia – Deceval S.A with the following access link: https://asambleabonosecopetrol2013.azurewebsites.net/.

Issuance	Date of placement	Expiration Date	Term (Years)	Cupon	Amount Outstanding (COP millions)
COC04CBVP007	27/08/2013	27/08/2028	15 años	IPC + 4.90%	$347,500
COC04CBVP007	27/08/2013	27/08/2043	30 años	IPC + 5.15%	$262,950

The 2013 bond issue denominated in pesos with variable IPC rate, has the following characteristics:

The agenda for the meeting is expected to be as follows:

1. Verification of quorum.

2. Reading and approval of the agenda.

3. Appointment of the President and Secretary of the Ecopetrol Bondholders’ Assembly.

4. Election of the committee for the approval and signing of the minutes of the Ecopetrol Bondholders’ Assembly.

5. Presentation of the report prepared by Ecopetrol S.A. as the Issuer, regarding the modification of its corporate purpose.

6. Reading of the opinion by the credit rating agency Fitch Ratings Colombia S.A.

7. Presentation of the report prepared by Itaú Fiduciaria as the legal representative of the Ecopetrol Bondholders.

8. Consideration and decision by the Bondholders of the first issuance under Ecopetrol S.A.'s issuance and placement program (PEC) regarding the amendment of its corporate purpose.

For the bonds issued in 2010, Alianza Valores Fiduciaria S.A. called bondholders to a meeting on May 29, 2024 at 10:00 a.m., to be attended either in person at Bogotá D.C., Carrera 13 No. 36-24 floor 2, in accordance with the provisions of article 19 of Law 222 of 1995 and Decree 398 of 2020, or virtually, through the virtual platform with the following access link: https://asambleabonosecopetrol2010.azurewebsites.net/. The 2010 issue, Series A of bonds denominated in pesos with variable IPC rate, has the following characteristics:

Issuance	Date of placement	Expiration Date	Term (Years)	Cupon	Amount Outstanding (COP millions)
COC04CBVP023	01/dec/2010	01/dec/2040	30 years	IPC + 4.90%	$284,300

The Agenda for the meeting is expected to be as follows:

1. Verification of the quorum.

2. Reading and approval of the agenda.

3. Delegation of legal representation from bondholders to the individuals who will act as chariman and secretary of the meeting in accordance with numeral 4.3.3. of Chapter I of Title I of Part III of the Basic Legal Circular.

4. Presentation of the report prepared by Ecopetrol on the Statutory Reform, approved by its General Assembly of Shareholders on March 22, 2024.

5. Presentation of the report prepared by Alianza Fiduciaria S.A., in its capacity as Legal Representative of Holders of Internal Public Debt issued in 2010.

6. Reading of the opinion issued by the risk rating agency Fitch Ratings.

7. Voting and decision of the bondholders on the Statutory Reform.

8. Appointment of the committee to approve the minutes of the meeting.

For more information on the general conditions to attend the bondholders' meetings, please visit the following link:

https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/asamblea-de-tenedoresde-bonos

Bogota D.C., May 21, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co